Exhibit 99.2

Annual and Special Meeting of Shareholders of

Obsidian Energy Ltd. (the “Issuer”)

May 11, 2018

REPORT OF VOTING RESULTS

The following matters were voted upon at the Annual and Special Meeting of shareholders (“Shareholders”) of the Issuer held on May 11, 2018 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Notice of 2018 and Special Meeting and Management Proxy Circular dated April 6, 2018 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Issuer’s website.

1.	Appointment of Auditor

By resolution passed by show of hands, Ernst & Young LLP, Chartered Accountants, was appointed as auditor of the Issuer for the ensuing year.

2.	Election of Directors

By resolutions passed by ballot vote, the following ten nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
John Brydson	208,268,944	94.18%	12,860,588	5.82%
Raymond D. Crossley	173,540,960	78.48%	47,588,572	21.52%
Michael J. Faust	212,121,534	95.93%	9,007,998	4.07%
David L. French	173,797,525	78.60%	47,332,007	21.40%
William A. Friley	173,503,281	78.46%	47,626,251	21.54%
Maureen Cormier Jackson	172,937,537	78.21%	48,191,995	21.79%
Edward H. Kernaghan	182,654,664	82.60%	38,474,868	17.40%
Stephen Loukas	212,872,911	96.27%	8,256,621	3.73%
Gordon Ritchie	205,028,443	92.72%	16,101,089	7.28%
Jay W. Thornton	190,613,504	86.20%	30,516,028	13.80%

3.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Company’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent
174,340,867	78.84%	46,786,538	21.16%